United States securities and exchange commission logo





                               March 1, 2022

       William Sanchez
       President and Chief Executive Officer
       Telco Cuba, Inc.
       454 South Yonge Street
       Suite 7C
       Ormond Beach, Florida 32174

                                                        Re: Telco Cuba, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed February 28,
2022
                                                            File No. 024-11611

       Dear Mr. Sanchez:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2022 letter.

       Amendment No. 4 to Form 1-A

       Summary of the Offering, page 2

   1. We note your response to prior comment 2. However, this section continues to state that the company will have
7,259,694,066 shares of common stock issued and outstanding
                                                        after this offering if
all offered shares are sold. Please revise to disclose that the company will have 7,519,394,066
shares of common stock issued and outstanding after the offering, or advise.
       General

   2. Please update your financial statements pursuant to Part F/S of Form 1-A, and revise your
 William Sanchez
Telco Cuba, Inc.
March 1, 2022
Page 2
      Management's Discussion and Analysis and other relevant sections of the filing to reflect the updated financial information.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Sanchez
                                                           Division of
Corporation Finance
Comapany NameTelco Cuba, Inc.
                                                           Office of Technology
March 1, 2022 Page 2
cc:       Brett Alan Verona
FirstName LastName